SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 April 23, 2003

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F  X   Form 40-F
                                    ---            ---

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes      No  X
                                     ---     ---

  (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached
                       annual report to security holders)

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes      No  X
                                     ---     ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes      No  X
                                     ---     ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           CORUS GROUP plc



Date: April 23, 2003                        By  Theresa Robinson
      --------------                            ----------------
                                                Name: Mrs T Robinson
                                                Group Secretariat Co-ordinator

News Release                                    [CORUS LOGO]

23 April 2003
Ref: 158


   CORUS APPOINTS NEW CHIEF EXECUTIVE AND CHAIRMAN


Corus Group plc is pleased to announce the appointment of Mr Philippe Varin as Chief Executive with effect from May 1, 2003. Philippe Varin is 50 years of age and has held a number of executive positions in Pechiney Group including latterly Senior Executive Vice President and Group Executive Committee Member.

In welcoming this appointment the Chairman of Corus, Sir Brian Moffat, said:
"Philippe Varin is a very experienced international manager having spent over 25 years in the metals industry. I am confident he will provide the leadership and energy necessary to develop the plans to reverse the UK losses and agree the future financial programme."

On his appointment, Philippe Varin said:

"Whilst I do not under-estimate the challenge ahead, I believe that with the right leadership and commitment Corus can become united, internationally competitive and profitable. Corus has great strengths and I am determined to realise its true potential".

Corus is also pleased to announce the appointment of Jim Leng as Chairman with effect from June 1. Mr Leng joined the Board in June 2001 and is currently Deputy Chairman of Corus. He will succeed Sir Brian Moffat on his retirement from the Board on May 31.

Mr Varin will have a service contract for the first year of his employment which is terminable by the Company giving not less than two years' notice. The notice period will then gradually reduce over the second year of his employment to an ongoing one-year notice period.

His annual salary will be (pound)690,000 (equivalent to EUR1 million) and he will also receive a pension allowance (equal to 30 per cent of his salary). He will participate in the Executive Directors Bonus Scheme, subject to a guaranteed bonus of 20 per cent in the first year.

He has agreed to buy 1.1 million Corus shares and has been granted a matching contingent award over 1.1 million shares by the Company which will vest after three years generally subject to his continuing

Corus
30 Millbank
London, SW1P 4WY
T +44 (0)20 7717 4444
www.corusgroup.com
employment. In addition, he will be granted options over 3.3 million Corus shares which will be exercisable in equal tranches on the third, fourth and fifth anniversaries of the date of grant subject to him retaining at least the
1.1 million shares purchased in the ongoing Corus . In lieu of his agreement to forfeit all his options in Pechiney, he will receive a payment of EUR800,000 which avoids any possibility of any potential future conflicts.

ENDS

Notes to Editors

Philippe Varin was born on August 8, 1952 and is of French nationality. He was educated at Ecole Polytechnique and Ecole des Mines de Paris, is married with four children and currently lives in Paris. He will relocate to London with his family. He joined Pechiney Group in 1978 and held a number of senior positions in France and the USA before becoming Senior Executive Vice President Aluminium Sector and Group Executive Committee Member in 1999.